

Mail Stop 4720

February 25, 2010

By U.S. Mail and facsimile: (212) 667-8366

Mr. Michael G. Capatides
Chief Administrative Officer and General Counsel
Canadian Imperial Bank of Commerce
425 Lexington Avenue-3rd Floor
New York, New York 10017

> **Re: Canadian Imperial Bank of Commerce**
> **Form 40-F for the fiscal year ended October 31, 2009**
> **File Number 001-14678**

Dear Mr. Capatides:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F, filed December 7, 2009

General

1. Please revise your future filings to include page numbers in your Form 40-F filed in EDGAR.

Exhibit-B.3(B)

Consolidated Financial Statements

Note 4 Securities

2. We note that you recorded an impairment write-down of $100 million on securities reclassified. Please tell us and revise your future filings to clearly disclose the specific securities for which you recorded this impairment write-down and how you determined the amount to record. Additionally, please tell us what transpired from July 2009, the date of adoption of CICA handbook section 3855 for which you disclose that none of the securities reclassified were impaired at the time of the transfer, to October 31, 2009 that led to recording this impairment write-down.

3. We note that you have corporate public equity securities in an unrealized loss position for greater than 12 months as of October 31, 2009 and 2008. We also note your Critical Accounting Policies and Estimates within your Management's Discussion and Analysis which states that for equity securities the significance of the unrealized loss or the length of time the unrealized loss has persisted is considered. Please tell us and revise your future filings to specifically elaborate on your accounting policies in this regard in light of the apparent duration and unrealized loss position of these securities as of October 31, 2009.

Note 5 Loans

4. We note disclosures of your loan portfolio throughout your filing detailed by categories of residential mortgages, personal, credit card, and business and government loans. For purposes of greater transparency and understanding of your loan portfolio and the related movements in your asset quality, please revise your future filings to provide further disaggregated information about the loans included in these categories. We note, for instance, that in discussion of the Risk Rating Method for your Business and Government portfolio you state that the portfolio comprises exposures to corporate, sovereign, and bank obligor sub-categories but it is not clear what the level of exposure is. Also, we also note similar discussion in your Risk Rating Method for your Retail portfolio, which is comprised of real estate secured personal lending, qualifying revolving retail, and other retail categories. For these and all of your other loan categories mentioned above, please consider making these disclosure enhancements throughout your filing, including financial statement footnotes and Management's Discussion and Analysis.

Exhibit-B.3(C)

Management's Discussion and Analysis

Provision for Credit Losses

5. We note your disclosures relating to the reasons for the increases in your provision for loan losses during the current year. For the purpose of greater transparency, please tell us and revise your future filings to comprehensively bridge the gap between the increases in your impaired loans and the resulting increases to your provision for credit losses and allowance for loan losses. In your disclosure, please provide an expanded analysis of the specific and general components of your allowance for loan losses detailing how you determined that changes in each component were directionally consistent with changes in the underlying credit quality of the applicable loan portfolio. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and its effect on each component of the allowance for loan loss. Please also provide us with your proposed disclosures using your financial information as of October 31, 2009.

6. As a related matter, we note references to "Supplementary annual financial information" for geographic distribution disclosures related to your impaired loans and allowance for credit losses. We were able to obtain this information in your Annual Accountability Report 2009 located on your website, but not within your filed Form 40-F. Since you have considerable operations outside of Canada, please expand on your asset quality disclosures in future filings to include the "Supplementary annual financial information" in your Management's Discussion and Analysis. Please also provide an enhanced qualitative discussion explaining the information provided and reasons for the periodic changes to these disclosures as you deem appropriate for a reader's understanding. Please provide us with your proposed disclosures using your financial information as of October 31, 2009.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant, at (202) 551-3484, or me at (202) 551-3423, if you have questions regarding these comments.

Sincerely,

Amit Pande
Accounting Branch Chief